Exhibit 99.1

ARRIVAL Announces Filing of Insolvency

LUXEMBOURG, June 10, 2024 — Arrival SA (“Company”) announced that the Company filed on May 16, 2024, a bankruptcy petition with the Tribunal d’Arrondissement de et à Luxembourg of Luxembourg (“Court”), and on May 22, 2024, the Court rendered a judgment whereby the Company is declared bankrupt. As of May 22, 2024, the Company’s board of directors no longer manages the Company’s affairs and Mr. Philippe Thiebaud was appointed by the Court as bankruptcy trustee of the Company, in accordance with Luxembourg law.

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